Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

February 4, 2019

GeoPark Limited

Florida 851, Piso 1

Buenos Aires, Argentina

Ladies and Gentlemen:

Pursuant to your request, this report of third party presents an independent evaluation, as of December 31, 2018, of the extent of the estimated net proved oil, condensate, and gas reserves of certain properties in which GeoPark Limited (GeoPark) has represented it holds an interest. This evaluation was completed on February 4, 2019. The properties evaluated consist of working interests located in Argentina, Chile, Colombia, Brazil, and Peru. GeoPark has represented that these properties account for 100 percent on a net equivalent barrel basis of GeoPark’s net proved reserves as of December 31, 2018. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by GeoPark.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after December 31, 2018. Net reserves are defined as that portion of the gross reserves attributable to the interests held by GeoPark after deducting all interests held by others and royalties paid in kind.

Estimates of reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

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Information used in this evaluation was obtained from GeoPark. In the preparation of this report we have relied, without independent verification, upon such information furnished by GeoPark with respect to the property interests being evaluated, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

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(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

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Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

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Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC and with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by GeoPark, and analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

GeoPark has represented that its senior management is committed to the development plan provided by GeoPark and that GeoPark has the financial capability to execute the development plan, including the drilling and completion of wells and the installation of equipment and facilities.

The volumetric method was used to estimate the original oil in place (OOIP) and original gas in place (OGIP). Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material-balance methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP and OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors based on an analysis of reservoir performance, including production rate, reservoir pressure, and reservoir fluid properties.

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For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships.

In certain cases, reserves were estimated by incorporating elements of analogy with similar wells or reservoirs for which more complete data were available.

The reserves estimates contained herein terminate at the economic limit, as defined in the Definition of Reserves section of this report, or at the end of the concession, whichever occurs earlier.

Data provided by GeoPark from wells drilled through December 31, 2018, and made available for this evaluation were used to prepare the reserves estimates herein. These reserves estimates were based on consideration of monthly production data available for certain properties only through September 2018. Estimated cumulative production, as of December 31, 2018, was deducted from the estimated gross ultimate recovery to estimate gross reserves. This required that production be estimated for up to 3 months.

Oil and condensate reserves estimated herein are to be recovered by normal field separation and are expressed in thousands of barrels (103bbl). In these estimates, 1 barrel equals 42 United States gallons. For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.

Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and processing. Gas reserves estimated herein are reported as sales gas. Gas reserves estimated herein are expressed at a temperature base of zero degrees Celsius (°C) and a pressure base of 1 kilogram per square centimeter (kg/cm2). Gas reserves presented in this report are expressed in millions of cubic feet (106ft3).

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Gas quantities are identified by the type of reservoir from which the gas will be produced. Nonassociated gas is gas at initial reservoir conditions with no crude oil present in the reservoir. Associated gas includes both gas-cap gas and solution gas. Gas-cap gas is gas at initial reservoir conditions and is in communication with an underlying crude oil zone. Solution gas is gas dissolved in crude oil at initial reservoir conditions. Gas quantities reported herein are both nonassociated gas and associated gas.

Proved developed producing reserves were estimated using performance-based methods, primarily decline-curve analysis of oil rate versus time of individual wells in combination with water-oil ratio trends versus cumulative oil production.

Reserves for future development wells (proved undeveloped locations) were estimated using type-well data derived from historical performance of nearby wells completed in the same reservoir.

Production forecasts of the gross proved reserves and corresponding revenue projections were prepared by block or field. These forecasts were prepared using the GeoPark-provided development plan for each field, including, as appropriate, the drilling of additional wells and the installation of new production facilities and pipelines.

Primary Economic Assumptions

This report has been prepared using initial prices, expenses, and costs provided by GeoPark in United States dollars (U.S.$). Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The following economic assumptions were used for estimating the reserves reported herein:

Oil and Condensate Prices

GeoPark has represented that the oil and condensate prices for the properties in Argentina, Brazil, Chile, Colombia, and Peru were based on a 12-month average Brent reference price, calculated as the unweighted average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. GeoPark has represented that the 12-month average Brent reference price was U.S.$71.75 per barrel. GeoPark supplied differentials to the reference prices, and these prices were held constant for the lives of the properties.

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For the fields located in Argentina, the volume-weighted average adjusted product price attributable to estimated proved reserves was U.S.$64.99 per barrel for oil and condensate. For the Manati field in Brazil, the average adjusted product price attributable to estimated proved reserves was U.S.$72.10 per barrel for condensate. For the fields located in Chile, the volume-weighted average adjusted product price attributable to estimated proved reserves was U.S.$63.75 per barrel for oil and condensate. For the fields located in Colombia, the volume-weighted average adjusted product price attributable to estimated proved reserves was U.S.$53.89 per barrel for oil and condensate. For the Situche field in Peru, the average adjusted product price attributable to estimated proved reserves was U.S.$73.25 per barrel for oil.

Gas Prices

GeoPark has represented that the gas prices are defined by contractual agreements and their expected extensions, which are based on specific market conditions. The volume-weighted average adjusted product price attributable to estimated proved reserves for the fields located in Argentina was U.S.$5.34 per thousand cubic feet (103ft3). The average adjusted product price attributable to estimated proved reserves for the Manati field in Brazil was U.S.$5.66 per 103ft3. The volume-weighted average adjusted product price attributable to estimated proved reserves for the fields located in Chile was U.S.$5.10 per 103ft3. The volume-weighted average adjusted product price attributable to estimated proved reserves for the fields located in Colombia was U.S.$4.93 per 103ft3. These prices were held constant for the lives of the properties. There are no gas sales in Peru.

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Operating Expenses, Capital Costs, and Abandonment Costs

Operating expenses and capital costs, based on information provided by GeoPark, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation. Abandonment, which are those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration associated with the abandonment, costs were provided by GeoPark.

Estimates of operating expenses, capital costs, and abandonment costs were considered, as appropriate, in determining the economic viability of the undeveloped reserves estimated herein.

In our opinion, the information relating to estimated proved reserves of oil, condensate, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the SEC; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

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Summary of Conclusions

The estimated net proved reserves, as of December 31, 2018, of the properties evaluated herein were based on the definition of proved reserves of the SEC and are summarized as follows, expressed in thousands of barrels (103bbl), millions of cubic feet (106ft3), and millions of barrels of oil equivalent (106boe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2018
	Oil and Condensate (10[3]bbl)	Sales Gas (10[6]ft3)	Oil Equivalent (10[6]boe)

Argentina
Proved Developed	2,058	6,207	3.09
Proved Undeveloped	1,440	3,174	1.97

Total Argentina	3,498	9,381	5.06

Brazil
Proved Developed	55	17,339	2.94
Proved Undeveloped	0	0	0

Total Brazil	55	17,339	2.94

Chile
Proved Developed	696	11,944	2.69
Proved Undeveloped	2,622	8,823	4.09

Total Chile	3,318	20,767	6.78

Colombia
Proved Developed	32,326	1,763	32.62
Proved Undeveloped	42,449	359	42.51

Total Colombia	74,775	2,122	75.13

Peru
Proved Developed	0	0	0
Proved Undeveloped	18,460	0	18.46

Total Peru	18,460	0	18.46

Total Proved Developed	35,135	37,253	41.34
Total Proved Undeveloped	64,971	12,356	67.03

Total Proved	100,106	49,609	108.37

Note:	Sales gas reserves estimated herein were converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

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While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2018, estimated reserves.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in GeoPark. Our fees were not contingent on the results of our evaluation. This report has been prepared at the request of GeoPark. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Thomas C. Pence, P.E.
Thomas C. Pence, P.E.
[SEAL]	Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Thomas C. Pence, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.	That I am a Senior Vice President of DeGolyer and MacNaughton, which firm did prepare the report of third party addressed to GeoPark dated February 4, 2019, and that I, as Senior Vice President, was responsible for the preparation of this report of third party.

2.	That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in 1982; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and that I have in excess of 36 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Thomas C. Pence, P.E.
Thomas C. Pence, P.E.
[SEAL]	Senior Vice President
DeGolyer and MacNaughton